Aracruz Celulose S.A.
and Aracruz Celulose S.A.
and subsidiaries
Financial Statements at
December 31, 2003 and 2002 and
Report of Independent Accountants

     Report of Independent Accountants


     To the Directors and Stockholders of Aracruz Celulose S.A.

1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2003 and of 2002 and the corresponding statements of operations, changes in stockholders' equity and the changes in financial position of Aracruz Celulose S.A., as well as the corresponding consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the materiality of the balances, the volume of transactions and the systems of accounting and internal control of the company, (b) examining, on a test basis, evidence and records that support the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2003 and of 2002 and the results of operations, changes in stockholders equity and of changes in financial position of Aracruz Celulose S.A. for the periods then ended, as well as the consolidated results of the operations and of changes in financial for the periods then ended, in accordance with the accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements to in the first paragraph, taken as a whole. The statements of cash flow are to provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows was subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated, in all material respect respects, in relation to the basic financial statements taken as a whole.

5 As mentioned in Note 18, on January 9, 2004, the Company was notified by Agencia de Desenvolvimento do Nordeste - ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company's management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.


     Vitoria, January 12, 2004


     PricewaterhouseCoopers
     Auditores Independentes
     CRC-SP-000160/O-5-S-ES


Marcos D. Panassol                              Ronaldo Matos Valino
Accountant CRC-SP-155.975/O-8-S-ES              Accountant CRC-RJ-069.958/O-S-ES

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Balance Sheets at December 31
In thousands of reais

----------------------------------------------------------------------------------------
                                               Parent Company              Consolidated
                                     ------------------------- -------------------------

Assets                                     2003          2002         2003         2002
                                     -----------  ------------ ------------  -----------
Current assets
   Cash and cash equivalents                494           551       78,989       29,292
   Marketable securities                  3,315        13,482      169,498       73,045
   Debt securities                      826,286       877,867      826,286      877,867
   available-for-sale
   Trade accounts receivable            471,061       231,154      581,824      452,726
   Inventories                          135,228       104,740      332,736      202,941
   Tax credits                           37,268        88,226      100,505      123,721
   Progresses to suppliers                2,621         1,714       16,480        3,709
   Other accounts receivable             14,034        10,747       59,438       23,999
   Other                                    142           584        6,647        3,830
                                     -----------  ------------ ------------  -----------

                                      1,490,449     1,329,065    2,172,403    1,791,130
                                     -----------  ------------ ------------  -----------

Realizable long term
   Progresses to suppliers               88,944        53,470       88,944       53,470
   Controlled companies                     534           692
   Tax credits                                        167,869        4,549      180,875
   Judicial deposits                     40,469        37,412       41,616       37,535
   Other accounts receivable             12,773        18,099       12,773       18,099
   Other                                  1,567         1,568       13,774       10,087
                                     -----------  ------------ ------------  -----------


                                        144,287       279,110      161,656      300,066
                                     -----------  ------------ ------------  -----------

Permanent assets
  Investments                         2,742,707     1,369,619      848,765       13,312
  Property, plant and equipment       3,516,928     3,451,926    4,724,365    3,734,118
  Deferred charges                       11,526        14,762       95,145       94,273
                                     -----------  ------------ ------------  -----------

                                      6,271,161     4,836,307    5,668,275    3,841,703


                                     -----------  ------------ ------------  -----------

                                      7,905,897     6,444,482    8,002,334    5,932,899
                                     ===========  ============ ============  ===========


                                              Parent Company                Consolidated
                                   --------------------------   -------------------------

Passive and equity                         2003         2002           2003         2002
                                   -------------  -----------   ------------  -----------

Current liabilities
   Suppliers                            174,306      135,763        242,413      166,717
   Loans and financings                 893,661    1,162,862      1,164,129      692,950
   Advances from subsidiaries           350,528      108,446
   Dividends                            361,471      248,347        361,471      248,347
   Income tax and
         social contribution             25,527        3,263         64,034        3,806
   Other                                 44,548       28,501         61,191       34,427
                                   -------------  -----------   ------------  -----------

                                      1,850,041    1,687,182      1,893,238    1,146,247
                                   -------------  -----------   ------------  -----------
Long-term liabilities
  Loans and financings                1,071,706    1,055,010      2,918,482    2,278,987
  Advances from subsidiaries          1,733,520    1,130,656
  Income tax and social contribution
        deferred                         74,118                      65,715
  Provision for contingencies           251,547      230,800        273,030      231,856
  Others                                112,906       80,462        112,966       80,492
                                   -------------  -----------   ------------  -----------

                                      3,243,797    2,496,928      3,370,193    2,591,335
                                   -------------  -----------   ------------  -----------


Minority interest                                                       767          669
                                                                ------------  -----------


Stockholders' equity
   Share capital                      1,854,507    1,854,507      1,854,507    1,854,507
   Capital reserve                      100,931                     100,931
   Revenue reserve                      864,771      414,007        790,848      348,283
   Treasury stocks                       (8,150)      (8,142)        (8,150)      (8,142)
                                   -------------  -----------   ------------  -----------

                                      2,812,059    2,260,372      2,738,136    2,194,648


                                   -------------  -----------   ------------  -----------

                                      7,905,897    6,444,482      8,002,334    5,932,899
                                   =============  ===========   ============  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Income
Years ended December 31
In thousands of Reais

                                                                         Parent Company                  Consolidated
                                                          ------------------------------   ---------------------------

                                                                   2003            2002           2003           2002
                                                          --------------  --------------   ------------  -------------
Operating revenues
  Export                                                      2,705,757       1,656,169      3,230,386      2,132,810
  Domestic                                                       49,020          38,688        126,177         50,314
                                                          --------------  --------------   ------------  -------------

                                                              2,754,777       1,694,857      3,356,563      2,183,124
Sales taxes and other deductions                                (10,323)         (7,480)      (290,353)      (149,482)
                                                          --------------  --------------   ------------  -------------

Net operating revenues                                        2,744,454       1,687,377      3,066,210      2,033,642

Cost of products sold                                        (1,334,762)     (1,065,763)    (1,489,404)    (1,060,586)
                                                          --------------  --------------   ------------  -------------

Gross profit                                                  1,409,692         621,614      1,576,806        973,056
                                                          --------------  --------------   ------------  -------------

Operating expenses (income)
  Selling                                                        31,724          25,357        153,438         95,963
  Administrative                                                 51,510          49,737         71,276         59,560
  Directors' fees                                                 8,050          11,285          8,211         11,388
  Financial
    Expenses                                                   (173,207)      1,277,777       (160,590)     1,095,440
    Income                                                      (87,723)       (338,841)       (21,683)      (410,048)
Equity in earnings of subsidiary companies                      100,458        (596,584)
Provision for losses in tax credits                              70,346         170,536         70,346        170,536
Other, net                                                       35,163          15,037         52,727         26,859
                                                          --------------  --------------   ------------  -------------

                                                                 36,321         614,304        173,725      1,049,698
                                                          --------------  --------------   ------------  -------------

Operating income (loss)                                       1,373,371           7,310      1,403,081        (76,642)
                                                          --------------  --------------   ------------  -------------

Non-operating income, net                                       (27,308)         (5,803)       (28,728)        (5,502)
                                                          --------------  --------------   ------------  -------------

Income (loss) before income tax,
  social contribution and minority interest                   1,346,063           1,507      1,374,353        (82,144)

Income tax and social contribution                             (467,630)         59,009       (504,020)        94,276
                                                          --------------  --------------   ------------  -------------

Income before minority interest                                 878,433          60,516        870,333         12,132
                                                          --------------  --------------   ------------  -------------

Minority interest                                                                                  (98)           (22)
                                                                                           ------------  -------------

Lucro liquido consolidado do exercicio                                                         870,235         12,110

Net effect of unrealized earnings                                                                8,198         48,406
from subsidiaries
                                                          --------------  --------------   ------------  -------------

Net income for the year - parent company                        878,433          60,516        878,433         60,516
                                                          ==============  ==============   ============  =============

Net income per thousand shares - R$                              852.27           58.71
                                                          ==============  ==============

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Changes in Stockholders' Equity
In thousands of Reais

-------------------------------------------------------------------------------------------------------------------------------

                                                    Capital
                                                    reserve          Revenue reserves
                                                 -----------  -----------------------

                                         Share       Fiscal                        For      Retained     Treasury
                                       Capital     Incentive      Legal    investments      earnings       stocks        Total
                                   ------------  -----------  ----------   ------------   -----------  -----------  -----------

At January 1, 2002                   1,854,507                  122,946        561,818                    (84,141)   2,455,130

Cancellation of stock                                                          (83,942)                    83,942
Purchase of stock                                                                                          (7,943)      (7,943)
Net income for the year                                                                       60,516                    60,516
Increase in reserves                                              3,026                       (3,026)
Proposed dividends (Note 14(b))                                               (189,841)      (57,490)                 (247,331)
                                   ------------               ----------   ------------   -----------  -----------  -----------

On December 31, 2002                 1,854,507                  125,972        288,035                     (8,142)   2,260,372
                                   ------------               ----------   ------------   -----------  -----------  -----------

Purchase of stock                                                                                              (8)          (8)
Complement of dividends                                                        (67,669)                                (67,669)
Fiscal Incentive                                    100,931                                                            100,931
Net income for the year                                                                      878,433                   878,433
Transfer to reserves                                             43,921        474,512      (518,433)
Proposed dividends (Note 14(b))                                                             (360,000)                 (360,000)
                                   ------------  -----------  ----------   ------------   -----------  -----------  -----------

On December 31, 2003                 1,854,507      100,931     169,893        694,878                     (8,150)   2,812,059
                                   ============  ===========  ==========   ============   ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
Years ended December 31
In thousands of Reais                                                                                        (continued)
------------------------------------------------------------------------------------------------------------------------

                                                                           Parent Company                  Consolidated
                                                              ----------------------------   ---------------------------

                                                                       2003          2002           2003           2002
                                                              --------------  ------------   ------------   ------------
Financial resources were provided by
   Operations
   Net income for the year                                          878,433        60,516        870,235         12,110
Expenses (income) not affecting working capital
   Depreciation, amortization and depletion                         289,181       247,755        336,414        267,587
   Equity in earnings of subsidiary companies                       100,458      (596,584)
   Income tax and social contribution deferred - long-term           82,470         4,182         87,710         (8,648)
Provision for contingencies, net                                    173,456        69,189        171,823         69,622
   Interest and monetary and foreign exchange variation
         on non-current assets and long-term liabilities, net      (330,016)      789,637       (282,924)       685,047
Provision for loss in tax credits                                    70,346       170,536         70,346        170,536
Realization of goodwill                                              26,948         4,570         26,948          4,570
Net book value of permanent assets written off                        2,820         5,128          4,515          5,129
                                                              --------------  ------------   ------------   ------------

                                                                  1,294,096       754,929      1,285,067      1,205,953
Third parties
   Long-term financings                                           1,869,256       898,352      1,847,107        928,056
   Investment reduction in subsidiary                               470,250
   Transfer of permanent and realizable assets
   Transfer of permanent and non-current assets to current
      assets                                                        208,811        49,525        215,743        (29,640)
   Working Capital of acquired subsidiary company                                                107,189
    Other                                                           106,712        88,051         97,104         81,003
                                                              --------------  ------------   ------------   ------------

                                                                  2,655,029     1,035,928      2,267,143        979,419
                                                              --------------  ------------   ------------   ------------

Total funds provided                                              3,949,125     1,790,857      3,552,210      2,185,372
                                                              --------------  ------------   ------------   ------------

Financial resources were used for
   Non-current assets
     Transfers from current assets - tax credits                     89,942        57,276         90,262         57,353
   Permanent assets
     Investments                                                  1,970,744        44,736      1,658,027
     Property, plant and equipment                                  350,076       706,421        615,593        737,734
     Deferred charges                                                                             12,310          5,766
Acquisition of treasury stock                                             8         7,943              8          7,943
Dividends                                                           427,669       247,331        427,669        247,322
Transfer of long-term financings to current liabilities             939,732     1,099,245        942,035        690,063
Other                                                               172,429       124,312        172,024         79,565
                                                              --------------  ------------   ------------   ------------

Total funds used                                                  3,950,600     2,287,264      3,917,928      1,825,746
                                                              --------------  ------------   ------------   ------------

Increase (decrease) in working capital                               (1,475)     (496,407)      (365,718)       359,626
                                                              ==============  ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
Years ended December 31

In thousands of Reais                                                                                         (continued)
-------------------------------------------------------------------------------------------------------------------------

                                                                              Controladora                   Consolidado
                                                                  -------------------------   ---------------------------

                                                                        2003          2002           2003           2002
                                                                  -----------   -----------   ------------   ------------
Changes in working capital
  Current assets
    At the end of the year                                         1,490,449     1,329,065      2,172,403      1,791,130
    At the beginning of the year                                   1,329,065     1,314,297      1,791,130      1,469,156
                                                                  -----------   -----------   ------------   ------------

                                                                     161,384        14,768        381,273        321,974
                                                                  -----------   -----------   ------------   ------------

  Current liabilities
    At the end of the year                                         1,850,041     1,687,182      1,893,238      1,146,247
    At the beginning of the year                                   1,687,182     1,176,007      1,146,247      1,183,899
                                                                  -----------   -----------   ------------   ------------

                                                                     162,859       511,175        746,991        (37,652)
                                                                  -----------   -----------   ------------   ------------

Increase (decrease) in working capital                                (1,475)     (496,407)      (365,718)       359,626
                                                                  ===========   ===========   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

1    Operations

     The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

     The Company's operations are integrated with those of its subsidiaries, which operate in: (i)in the production and distribution of products on the national and international market (Riocell S.A.), (ii) in the distribution of products on the international market(Aracruz Trading S.A., Aracruz Celulose (USA), Inc.), (iii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iv) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A) and (v) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

     On 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

     In 2000, Aracruz Celulose S.A. signed an agreement acquire a 45% interest in Veracel Celulose S.A.(at present 50%) The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. Aracruz and Stora Enzo divulged their decision to construct the Veracel factory in May 2003,. Construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1.25 billion, US$ 300 million of which has already been invested in forests and infrastructure, including roads and a specialized port. The plan for implementation of Veracel's eucalyptus tree forests in the state of Bahia will continue and will be expanded.

     The project to increase the production capacity of the Company, which started in January 2001, resulted in the construction of a third production unit (Plant C), with total accumulated investments (plants, land, forests and infrastructure) of approximately R$ 1,700 million until the end of December 2003. The new unit started its operation in May 2002 and reached its full capacity in November 2002. With the objective of providing the additional orders of wood arising from the South of the State of Bahia, in 2003 a ship terminal was constructed to transport wood through vessels in the city of Caravelas, Bahia.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193.3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49.5 million, with a combined net price of R$ 143.8 million.

     The Company recorded its activities in this operation as follows: R$ 96.7 million as accounts payable in short and long-terms; and R$ 24.8 million in the heading "trade accounts receivable" in short and long-terms. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets. Aracruz will pay the total net amount in 12 installments that four of those have already paid through September 30,2003.

     Aracruz Celulose S.A. and its subsidiary , Aracruz Trading S.A., acquired control of Riocell S.A. on June 30, 2003, the purchase amounted to R$ 1,635,055 thousand. Goodwill of R$ 839,305 thousand was recognized on this transaction (See note 8).

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     Which is located in Guaiba State of Rio Grande do Sul, produces bleached eucalyptus cellulose and exports most of its production. Its current production capacity is 400,000 thousand tons of cellulose. The company's forestry operations include 33,000 thousand hectares of eucalyptus trees. On January 7, 2004 Riocell S.A was incorporated by Aracruz Celulose S.A.


2    Significant accounting principles

     The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9,249/95, no longer requires recognition of the effects of inflation on the financial statements.

     Sales revenues arise from long-term agreements and, also, "spot" sales of pulp, being recognized upon transfer of the property to the purchaser. Other revenues, costs and expenses are calculated on the accrual basis.

     Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

     Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

     Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2003 (See note 9); (ii) depreciation on straight-line basis over the related assets' estimated useful lives (See note 10); (iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

     Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

     The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Riocell S.A. (consolidated as from June 30, 2003) and a interest Veracel Celulose S.A.

     The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

     In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

     In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

     The Statement of Cash Flows was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.


3    Marketable securities

     At December 31,2003, marketable securities comprised of certificates of deposits denominated in United States dollars , placed with foreign prime financial institutions, through its subsidiary Aracruz Trading S.A.


4    Debt securities

     The Company's debt securities available-for-sale are comprised and certificates of deposit with prime institutions in Brazil, and maturities from February 2004 until July 2006.


5    Trade accounts receivable

                                                                Parent company                        Consolidated
                                        --------------------------------------  ----------------------------------

                                                    2003                 2002               2003             2002
                                        -----------------    -----------------  -----------------  ---------------
Domestic sales                                    14,120               15,210             21,332           15,210
Export sales
  Subsidiares                                    456,735              242,444
  Others                                             206                                 569,612          440,566
  Allowance for doubtful accounts                                                         (9,120)          (3,050)
                                        -----------------    -----------------  -----------------  ---------------
  Advances on export contracts                                        (26,500)
                                        -----------------    -----------------  -----------------  ---------------

                                                 471,061              231,154            581,824          452,726
                                        =================    =================  =================  ===============


6    Inventories

                                                                Parent company                          Consolidated
                                       ---------------------------------------  ------------------------------------
                                                    2003                 2002               2003               2002
                                       ------------------  -------------------  -----------------  -----------------

Pulp - finished products
   At the plant                                   27,373               17,348             42,315             17,348
   Other locations                                                                       128,563             85,396
Pulp - work in process                             3,130                2,963              3,130              2,963
Wood                                                                                      13,263             11,537
Paper                                                                                      1,069
Raw material                                      45,328               31,025             75,114             36,022
Maintenance supplies                              59,608               54,567             74,334             56,713
Provision for obsolescence /
        market value adjustment                     (424)              (1,376)            (5,621)            (7,426)
Others                                               213                  213                569                388
                                       ------------------  -------------------  -----------------  -----------------

                                                 135,228              104,740            332,736            202,941
                                       ==================  ===================  =================  =================

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

7    Related parties

     Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:



(a)  Subsidiaries

                                                                                                   2003         2002
                        --------------------------------------------------------------------------------  -----------
                                                                    Portocel
                                                                    Terminal       Aracruz
                          Aracruz      Veracel         Mucuri   Especializado     Produtos
                          Trading     Celulose   Agroflorestal   de Barra do    de Madeira
                             S.A.         S.A.           S.A.    Riacho S.A.          S.A.        Total        Total
                        ----------  -----------  -------------  -------------  ------------  -----------  -----------
Current assets  (i)       456,735                                          4             2      456,741      242,480
Long-term assets                                            1            532             1          534          692
Current liabilities (ii)  350,528       18,158                           619            27      369,332      657,865
Long-term liabilities   1,733,520                                                             1,733,520    1,130,656
Sales revenue           2,701,972                                                      310    2,702,282    1,656,338
Payments of port
services                                                              10,535                     10,535        6,629
Purchase of wood and
splinter                               232,116                                       2,172      234,288      127,346
Monetary and
Exchange Variance, net   (123,619)                                                             (123,619)     560,805

     (i) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading at December 2003, 31 R$ 26,500.

     (ii) On 2002 the account balance is enhanced of R$ 548,810 due to the eurobonds issued by Aracruz Celulose S.A., and acquired by its subsidiary , Aracruz Trading S.A..


(b)  Stockholders and affiliated companies Affiliated companies

                                                                                                       Consolidated
                       ---------------------------------------------------------------------------------------------

                               Stockholders               Affiliated  companies
                       ---------------------  ----------------------------------

                           BNDES - National
                                   Bank for
                               Economic and            James               Cia.                               Total
                                     Social            River          Navegacao   ----------------------------------
                                Development      Corporation             Norsul               2003             2002
                       ---------------------  ---------------  -----------------  -----------------  ---------------
Current assets                                         9,170                                 9,170            9,827
Current liabilities                 176,828                                 234            177,062          151,955
Long-term liabilities               644,005                                                644,005          809,313
Revenues                                              71,327                                71,327           91,111
Financial expenses                   71,286                                                 71,286          182,325
Freight expenses                                                         37,232             37,232           41,698

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

8    Recoverable Taxes

(a)  Tax credits

                                                                    Parent company                       Consolidated
                                                 ----------------------------------  ---------------------------------

                                                           2003               2002              2003             2002
                                                 ---------------  -----------------  ----------------  ---------------
Deferred income tax and social contribuiton
Tax loss carryforwards                                                                         2,877            9,650
Temporary differences - non-deductible
   provisions (i)                                       (74,118)             3,568           (69,704)           3,568
Income tax and social contribution on
   non-realizable income                                                                      38,081           30,575
Negative basis for social contribution on
   earnings                                                                  4,784             1,112            8,011
Income tax to be recovered or offset
Income tax and social contribution on
   earnings - estimate                                                                        11,885
   Income tax from the restatement
       difference between the IPC and
       BTNF indexes - article 3(0)of
       Law n(0)8.200/91                                                     42,116                             42,116
Withholding income tax on securities                     17,029            183,344            21,214          184,934
Income tax on securities - not withheld                      16                373               109              405

Value-added tax on sales and services
       - ICMS (ii)                                      265,835            195,489           278,695          198,713
Valuation allowance of  ICMS                           (265,835)          (195,489)         (265,835)        (195,489)
Others                                                   20,223             21,910            20,905           22,113
                                                                  -----------------  ----------------  ---------------
                                                        (36,850)           256,095            39,339          304,596
                                                 ===============  =================  ================  ===============
Short term                                              (37,268)           (88,226)         (100,505)        (123,721)
                                                 ===============  =================  ================  ===============
Long term assets (liabilities) , net                    (74,118)           167,869           (61,166)         180,875
                                                 ===============  =================  ================  ===============


     (i)  Temporary differences are stated at net value.

     (ii) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

          In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------


(b) Income tax and social contribution in the statement of operations result from:

                                                                   Parent Company                           Consolidated
                                               ------------------------------------   -----------------------------------
                                                           2003               2002                2003              2002
                                               -----------------  -----------------   -----------------   ---------------
Net income (loss) income tax, social
    contribution and minority interest                1,346,063              1,507           1,374,353           (82,144)
                                               =================  =================   =================   ===============

    Income tax and social contribution as
         enacted of 34%                                (457,661)              (512)           (467,280)           27,929

Adjustments to derive effective tax rate
    Equity in results of subsidiaries -
          non-taxable (i)                               (37,884)            69,563             (66,856)           77,977

    Depreciation, amortization, depletion
          and disposals - Art. 2. Law 8200/91            (3,322)            (5,676)             (3,322)           (5,676)
    Contributions and donations                            (451)            (2,259)               (451)           (2,259)
    Others permanent differences                           (954)            (2,107)               (920)           (2,099)
    Provision reversal of "Plano
    Verao" (Note 17(e))                                  32,642                                 32,642
                                               -----------------  -----------------   -----------------   ---------------
    Unrealized income                                                                            2,167            (1,596)
                                               -----------------  -----------------   -----------------   ---------------

Income tax and social contribution                     (467,630)            59,009            (504,020)           94,276
                                               =================  =================   =================   ===============

     Income tax and social contribution
          Current                                       385,160            (63,191)            424,582           (63,108)
          Diferido                                      (82,470)            (4,182)            (79,438)           31,168

(i) During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of R$ 3,728 million (2002 - R$ 133,200 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------


9    Investments - parent company

                                                                                                                          2003
                                      ------------------------------------------------------------------------------------------
                                                                                     Portocel
                                                                                     Terminal     Aracruz
                                        Aracruz        Aracruz          Mucuri  Especializado    Produtos    Veracel
                                        Trading       Celulose   Agroflorestal    de Barra do  de Madeira   Celulose    Riocell
                                           S.A.    (USA), Inc.       S.A.  (i)    Riacho S.A.        S.A.  S.A. (ii)   S.A.(iii)
                                      -----------  ------------  -------------- -------------- ----------- ---------- ----------
In subsidiaries

  Interest in voting capital - %            100            100             100             51         100         50        100
                                      ===========  ============  ============== ============== =========== ========== ==========
    At December 31
     Subscribed and paid-up capital      22,240            578          72,300          1,248     130,940    862,193    269,861
     Stockholders' equity               457,149         12,666          70,175          1,566      64,194    842,255    858,235
     Net income (loss) for the year      10,356            608                            202      (7,472)    38,699     64,653
     Investment movement
     At the beginning of the year     1,100,243         14,746          69,005            696      65,176     96,720
     Capital paid-up                                                     1,170                      6,490    294,311
     Acquisition of investment                                                                                          795,750
     Increase in equity interest
       in subsidiary (iv)                                                                                     10,746
     Incorporation of subsidiary
     Reduction of capital in
       subsidiary (v)                  (470,250)
     Equity in the results of          (172,844)        (2,080)                           103      (7,472)    19,350     62,485
       subsidiaries (vi)
                                      -----------  ------------  -------------- -------------- ----------- ---------- ----------
                                        457,149         12,666          70,175            799      64,194    421,127    858,235
Acquisition of investment goodwill                                                                            50,305    839,305
Realization of goodwill                                                                                      (27,551)    (3,967)
                                      ===========  ============  ============== ============== =========== ========== ==========
                                        457,149         12,666          70,175            799      64,194    443,881  1,693,573
                                      ===========  ============  ============== ============== =========== ========== ==========
Other investments

   Total


                                              2003          2002
                                      -------------  ------------




                                             Total         Total
                                      -------------  ------------
In subsidiaries

  Interest in voting capital - %
    At December 31
     Subscribed and paid-up capital
     Stockholders' equity
     Net income (loss) for the year
     Investment movement
     At the beginning of the year       1,346,586       708,905
     Capital paid-up                      301,971        44,736
     Acquisition of investment            795,750
     Increase in equity interest
       in subsidiary (iv)                  10,746
     Incorporation of subsidiary                         (3,639)
     Reduction of capital in
       subsidiary (v)                   (470,250)
     Equity in the results of           (100,458)       596,584
       subsidiaries (vi)
                                      -------------  ------------
                                        1,884,345     1,346,586
Acquisition of investment goodwill        889,610        73,070
Realization of goodwill                   (31,518)      (50,307)
                                      =============  ============
                                        2,742,437     1,369,349
                                      =============  ============
Other investments                             270           270
                                      =============  ============
   Total                                2,742,707     1,369,619
                                      =============  ============

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2003 and 2002
In thousands of Reais
--------------------------------------------------------------------------------


(i) As described in Note 1, this subsidiary granted its land for the cultivation of eucalypt forests.


(ii) The goodwill paid in the acquisition of Veracel Celulose S.A. was based on the market value of assets and on the estimates relating to future business profitability, being amortized, up to December 2003, the amount of R$ 27,551, including goodwill amortization of R$ 16,803, relating to the installment of the purchase of 5% occurred in January 2003.

     The amortization of goodwill based on the market value of assets occurs according to their realization, while the goodwill based on estimates of future profitability occurs based on the utilization of eucalypt cultivation areas, being, in such case, appropriated to the cost of Forest formation and recognized in income for the year upon the cutting period.


(iii) The goodwill determined on the acquisition of the investment in Riocell S.A., occurred on June 30, 2003, was based on the market value of assets and on the estimates of future profitability, being amortized, up to December 2003, the amount of R$ 3,967.

     The amortization of the goodwill based on the market value of assets will be made according to their realization, while the installment based on future profitability will be made over ten years, as from January 2004.

(iv) Within the capitalization plan of the jointly-controlled company Veracel Celulose S.A., during 2003, capital was increased by R$ 294,311, toward to the construction of the plant unit, as described in Note 1, and it was purchased 5% of the capital of Veracel Celulose S.A., amounting to R$ 33,718, being calculated a goodwill of R$ 22,972 (Note 9 (ii)).

(v) In August 2003, was approved a capital reduction of Aracruz Trading S.A. in the amount of US$ 156 million, equivalent to R$ 470,250. These funds were transferred to Aracruz Celulose S.A. for resource centralization purposes.

(vi) The exchange result of the foreign investments were registered in Equity in results of subsidiaries.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Notes to the Consolidated Financial Statements
at December 31, 2003 and 2002
In thousands of Reais
--------------------------------------------------------------------------------


10   Fixed assets

                                                                                                   2003          2002
                                                             -------------------------------------------  ------------

                                                                               Accumulated
                                             Annual rate of                    depletion /
                                           depreciation - %         Cost      depreciation          Net           Net
                                         ------------------- ------------  ----------------  -----------  ------------
Parent Company

Land                                                             480,190                        480,190       410,993
Industrial and forestry equipment                    4 a 25    3,474,740         1,447,153    2,027,587     2,025,576
Forests                                                 (*)      610,179            84,496      525,683       402,427
Buildings and improvements                           4 e 10      830,296           418,962      411,334       351,144
Data processing equipment                                20       78,354            52,190       26,164        21,674
Administrative and other  facilities             4, 10 e 20       69,892            42,988       26,904        22,078
Construction in progress                                          19,066                         19,066       218,034
                                                             ------------  ----------------  -----------  ------------

Total parent company                                           5,562,717         2,045,789    3,516,928     3,451,926
                                                             ------------  ----------------  -----------  ------------

Subsidiaries and investment in
affiliated company

Land                                                             173,610                        173,610       122,846
Industrial and forestry equipment                    4 a 20      975,927           425,906      550,021        36,126
Forests                                                 (*)      230,296            68,532      161,764        82,999
Buildings and improvements                           4 e 10      118,080            53,287       64,793        32,275
Equipment of  data processing                            20       13,412            10,459        2,953         1,646
Administrative and other  facilities             4, 10 e 20       35,156             7,298       27,858         2,993
Advances for projects in progress                                149,872                        149,872
Construction in progress                                          76,566                         76,566         3,307
                                                             ------------  ----------------  -----------  ------------

Total consolidated                                             7,335,636         2,611,271    4,724,365     3,734,118
                                                             ============  ================  ===========  ============

(*) Depreciated in accordance with criteria described in Note 2(d).


Depreciation/ depletion expense in 2003 and 2002 was allocated as follows:


                                              Parent company and consolidated
                                             --------------------------------

                                                        2003            2002
                                             ---------------- ---------------

  Industrial and forestry costs                      281,114         238,775
  Operating expenses                                   4,831           4,048
                                             ---------------- ---------------

  Parent company                                     285,945         242,823


  Industrial and forestry costs                       36,794          11,875
  Operating expenses                                   2,236             487
                                             ---------------- ---------------

  Consolidated                                       324,975         255,185
                                             ================ ===============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

11   Deferred

                                                                     Amortization
                                                                          (years)                 2003             2002
                                                          ------------------------  -------------------  ---------------
Parent company

Pre-operating  expenses                                                        10               64,555           64,555
Administrative expenses and product development                            3 a 10               11,244           11,244
Improvements to forestry properties                                            10                1,330            1,330
                                                                                    -------------------  ---------------

                                                                                                77,129           77,129
Accumulated amortization                                                                       (65,603)         (62,367)
                                                                                    -------------------  ---------------

Total parent company                                                                            11,526           14,762
                                                                                    -------------------  ---------------

Subsidiaries and investment in affiliated company

Forests                                                                                         94,774           81,747
Industrial                                                                     10                6,655            6,655
Others                                                                                           1,063            1,109
                                                                                    -------------------  ---------------

                                                                                               102,492           89,511
Accumulated amortization                                                                       (18,873)         (10,000)
                                                                                    -------------------  ---------------
                                                                                                83,619           79,511
                                                                                    -------------------  ---------------

Total consolidated                                                                              95,145           94,273
                                                                                    ===================  ===============

Amortization in 2003 and 2002 was allocated as follows:

                                                                                                  2003             2002
                                                                                    -------------------  ---------------

Industrial and forestry costs                                                                    2,936            3,034
Operating expenses                                                                                 300            1,898
                                                                                    -------------------  ---------------

Parent company                                                                                   3,236            4,932
                                                                                    -------------------  ---------------

Industrial costs                                                                                 8,203            7,470
                                                                                    -------------------  ---------------
Operating expenses of subsidiaries
                                                                                    -------------------  ---------------

Consolidated                                                                                    11,439           12,402
                                                                                    ===================  ===============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

12   Loans and financing


                                                                        Parent Company                   Consolidated
                                                             --------------------------  -----------------------------
                                            Annual rate
                                           of interest(%)          2003           2002           2003            2002
                                          -----------------  -----------  -------------  -------------   -------------
Local currency
  Loans indexed to TJLP                         7.8 a 10.0      612,225        676,438        669,055         737,742
  Loans indexed to "basket of currencies"    10.11 a 11.97      135,505        260,462        135,505         260,462
  Loans indexed to "others currencies"                8.75        3,297         11,769          3,297          11,769

Foreign currency (US
dollars)
  Loans linked to securitization of
    export receivables                         5.98 e 7.05                                  1,888,023         887,583
  Eurobonds                                              9                     548,810
  Advances on export contract/
    Prepayment                                  1.5 a 4.33    1,150,800        641,381      1,151,399         641,381
  Exchange advances delivered (ACE's)          2.00 a 2.15                                                     26,500
  Other loans/financings                       1.26 a 7.08       63,540         79,012        235,332         406,500
                                                             -----------  -------------  -------------   -------------

                                                              1,965,367      2,217,872      4,082,611       2,971,937

Current portion (including accrued interest)                   (893,661)    (1,162,862)    (1,164,129)       (692,950)
                                                             -----------  -------------  -------------   -------------

Long-term maturities                                          1,071,706      1,055,010      2,918,482       2,278,987
                                                             ===========  =============  =============   =============

2004                                                                           421,278                        819,467
2005                                                            148,454        150,491        370,227         340,160
2006                                                            290,313        147,169        641,374         340,032
2007                                                            436,722        140,664        784,787         332,372
2008 a 2011                                                     196,217        195,408      1,122,094         446,956
                                                             -----------  -------------  -------------   -------------

                                                              1,071,706      1,055,010      2,918,482       2,278,987
                                                             ===========  =============  =============   =============


     At December 31, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 760,628 (2002 - R$ 925,912), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.33% and 10.41% to be amortized in the period from 2004 to 2009.

     The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

     As from February through June 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.51% to 2.67%. The amount of US$ 50 million was amortized in May 2003, US$ 50 million was amortized in September 2003, US$ 12.5 million was amortized in October 2003 and the remaining balance will be amortized in the period from January at April 2004.

     In August 2003, Aracruz Celulose S.A. settled US$ 150 million in Eurobonds acquired by subsidiary Aracruz Trading S.A.

     In June 2003, Aracruz Celulose S.A. obtained US$ 60 million in pre-export financing for amortization in December 2004, paying interest of 4.33%.

     Aracruz Trading S.A. obtained US$ 100 million in long-term financing guaranteed by future exports of Aracruz Celulose S.A., paying annual interest rates of 2.71% and 2.74%. This financing matures in May and

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     June 2004 and can be repaid in advance. The amounts of US$ 37.5 million and US$ 25.0 million were repaid in advance in December 2002 and May 2003, respectively. At December 31, 2003, the principal remained was US$ 37.5 million.

     In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity
     (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company, through Aracruz Trading S.A., carried out a second issue of export securitization notes, amounting to US$ 400 million, under the same terms and conditions as those established in the securitization program of February 2002. On the other hand, Aracruz Celulose S.A. securitized the debt raised for the sale to the SPE of 95 percent of its current and future receivables. In June 2003, this debt was reduced to 80 percent. Fund surpluses received related to contract requirements are transferred to the Company on a monthly basis.

     The table below summarizes the terms and conditions of both note issues, as established in the securitization program.

                                                                                                    Principal balance
                                                                                 -------------------------------------
                       Original credit              Annual
            Issued            line US$     interest rate %             Due date                2003              2002
-------------------  ------------------  ------------------  ------------------- -------------------  ----------------

     February 2002             250,000               5.984        February 2009             722,300           883,325

       August 2003             400,000               7.048       September 2011           1,155,680
                     ------------------                                          -------------------  ----------------
                               650,000                                                    1,877,980           883,325
                     ==================                                          ===================  ================


13   Financial Instruments
     (CVM Instruction N(0) 235/95)

(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.


(b)  Market value

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

     The estimated market values of the Company's financial instruments at December 31, 2003 can be summarized as follows:

                                                           Parent Company                                Consolidated
                                    --------------------------------------  ------------------------------------------

                                              Accounting           Market              Accounting              Market
                                    ---------------------  ---------------  ----------------------  ------------------
Assets

Cash and cash equivalents                            494              494                  78,989              78,989
Marketable securities                              3,315            3,315                 169,498             169,498
Debt securities                                  826,286          826,286                 826,286             826,286

Liabilities

Short and long-term financing
  (interests included) (*)                     1,965,367        2,060,939               4,082,611           4,178,183


     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.


(c)  Financial derivatives

     At December 31, 2003, the financial derivative position is represented by 1,350 foreign exchange futures contracts (at the Commodities Futures Exchange (BM&F)) with net notional amount of R$ 195.5 million (US$ 67.7 million), falling due on April 2004,


14   Stockholders' equity

(a)  Capital and reserves

     At December 31, 2003 and 2002, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,137 (2002 - 40,326) thousand Class A preference shares and 539,026 (2002 - 536,837) thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

     The market value of the ordinary shares and Class A and Class B preferred shares Aracruz Celulose S.A., based on the last share price prior to the closing date were R$ 7,30, R$ 8,64 e R$ 10,60 per share, respectively.

     In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

     In the proposal of the appropriation of income for the year ended December 31, 2003, it is estimated a withholding income, in the amount of R$ 474,512, recorded on reserve for investments. This reserve is used to meet the Company's investment plan. This allocation will be submitted for approval at the Stockholders' General Meeting.


(b)  Dividends


     The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

     Based on the capacity of operational generation of the Company's cash flows, management proposes the payment of dividends amounting to R$ 360,000 thousand, equivalent to R$ 363.88 per lot of one-thousand Class A and B preferred shares and R$ 330.80 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:


                                                                                             2003             2002
                                                                                    --------------  ---------------
Net income for the year - parent Company                                                  878,433           60,516
Constitution of legal reserve                                                             (43,921)          (3,026)
                                                                                    --------------  ---------------

Adjusted net income                                                                       834,512           57,490
                                                                                    ==============  ===============

Proposed dividends :
   Dividends due to Class A preferred shares (equivalent to
        R$ 363.88  (2002 - R$ 250.00) per thousand shares)                                 13,878           10,081
   Dividends due to Class B preferred shares (equivalent to
        R$ 363.88 (2002 - R$ 250.00) per thousand shares)                                 195,639          133,864
   Dividends due to common shares  (equivalent to
        R$ 330.80 (2002 - R$ 227.27) per thousand shares)                                 150,483          103,386
                                                                                    --------------  ---------------

                                                                                          360,000          247,331
                                                                                    ==============  ===============

(c)  Acoes em tesouraria

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     In meeting accomplished on October 17, 2002, Council of Administration of Aracruz Celulose S.A., in the terms of what disposes the interruption XIV of the art. 16 of its Social Statute and the goods 1st and 8th of

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     the Instruction CVM no. 10, 14.02.80, authorized the Management to negotiate with treasury stock of emission of the own Company to the limit of, 1,115,933 common shares, 259,216 preferred shares class A and 43,197,491 preferred - class B ". The Company has for objective its subsequent cancellation, without decrease of the social capital.

     On December 31, 2003, the Company hold 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock (2002 - 483 thousand ordinary shares and 1,374 thousand Class B preferred shares).

15   Employee post-retirement benefit plans

     The ARUS-Fundacao Aracruz of Social Seguridade is a closed entity of deprived precaution, that it acts under the form of a multisponsor fund, as civil society without profitable ends.

     In September of 1998, ARUS implanted new plan of benefits, Retirement ARUS'S Plan, that adopts the system of defined contribution for the retirement. The new plan replaced the previously existent plan.

     The contributions done by Aracruz Celulose S.A.and the other sponsors, equivalent to 4,66% of the payroll, which totaled in 2003 R$ 3,195 (2002 - R$ 2,902), consolidated R$ 3,369 (2002 - R$ 3,027). The contributions accomplished by the employees of Aracruz Celulose S.A. totaled, in 2003, R$ 2,789 (2002 - R$ 2,166), consolidated R$ 2,895 (2002 - R$ 2,234).

16   Insurance coverage

     In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

     At December 31, 2003, the Company's assets were insured against loss for a total amount of R$ 1,100,000 (2002 - R$ 1,300,000) (maximum indemnity per loss event).

17   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     --------------------------------------------------------------------------

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At December 31, 2003, the Company maintained provisions in the approximate amounts of R$ 4,400 (unhealthy and dangerous work conditions) and R$ 12,900 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 11,200.

(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At December 31, 2003, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In acordance with terms, at December 31, 2003, the Company had donated approximately R$ 6,557 (during 2003 - R$ 1,877) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers on similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to accede to the PAES - special payment in installments (R$ 53,399) - created by Law 10,684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts approximately to R$ 125,300, due adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.


(e) Income tax and social contribution related to the Plano Verao

     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630. The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988, respectively.

(f)  ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espirito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.

(g)  Social Contribution

     In September, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. The accumulated amount as of December 31, 2003 is R$ 88,600 million, which is being accrued as a liability until a final decision is reached.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

(h)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 20,300. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 12,300.


18  Tax Incentives

     The Company is located at an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non refundable amounts determined through the profit on tax-incentive activities, as follows:

     (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

     (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

     At December 31, 2003, this tax incentive benefit amounted to R$ 100,931, and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.

     On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company has so been entitled. Such decision has resulted from a reexamination by the legal department of the Regional Integration Ministry, which has concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

     Based on the advice of external legal counsels, Company's management believes that such decision is not correct, as the most appropriate interpretation of the legislation would necessarily lead to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not affect the benefits already recorded during 2003 as they were duly recognized under so existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the year ended December 31, 2003.

     Finally, management will seek all available legal instruments to protect its rights and to revoke the ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

19   Reconciliation of Shareholders Equity
     and Results of Operations - Parent Company and Consolidated

                                                                                           2003                2002
                                                                              -----------------  -------------------
Stockholders Equity

Shareholders Equity - Parent Company                                                 2,812,059            2,260,372

Unrealized profits                                                                    (128,303)            (108,619)
Unrealized shipping expense                                                             16,299               12,320

Income tax over unrealized profits                                                      38,081               30,575
                                                                              -----------------  -------------------

Income tax over unrealized profits                                                   2,738,136            2,194,648
                                                                              =================  ===================


Results of period


Net income (loss) - Parent Company                                                     878,433               60,516

Unrealized shipping expenses                                                             3,979                5,759

Realized (unrealized) profits                                                          (19,684)             (76,683)

Income tax over (realized) unrealized profits                                            7,507               22,518
                                                                              -----------------  -------------------

Net income (loss) - Consolidated                                                       870,235               12,110
                                                                              =================  ===================

20    Commitments

     Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. In December 1999 and May 2002 for the supply of chemical products to Aracruz include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which Aracruz assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

     On February 21, 2001, Riocell S.A. (formerly Klabin Riocell S.A.) entered into agreements with a third party for the sale its land and forest, whereby Riocell agrees to repurchase wood wastes up to December 31, 2014. The unusable portion of the wastes purchased up to December 31, 2003 generated the recording of a provision for inventory losses in the amount of R$ 2,447. Company management is looking for alternatives aimed at enhancing the use of these wood wastes.

     The Company entered into a loan agreement with Bahia Sul Celulose S.A. to obtain a loan of 1,900 thousand m(3) of eucalypt wood, to be provided by the Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned considering similar operating conditions between 2006 and 2008. Based on current costs of forest formation, at December 31, 2003, it was provisioned an amount of R$ 3,708 relating to the volume already provided.

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

     Supplemental Information

1    Statement of cash flows

                                                                        Parent Company                     Consolidated
                                                       --------------------------------  -------------------------------

                                                                 2003             2002            2003             2002
                                                       --------------- ----------------  --------------  ---------------
Operating activities

Net income for the year                                       878,433           60,516         870,235           12,110
  Adjustments to reconcile net income for the year
    with cash flow provided by operating activities
     Depreciation, amortization and depletion                 289,181          247,755         336,414          267,587
     Equity in the results of subsidiaries                    100,458         (596,584)
     Income tax and social contribution                        82,470            4,182          80,204          (31,168)
     Exchange and monetary variations                        (519,531)         843,466        (342,233)         632,053
     Fiscal incentive - ADENE                                 100,931                          100,931
     Provision for contingencies, net                         173,456           69,189         171,823           69,622
     Provision for losses in tax credits                       70,346          170,536          70,346          170,536
     Realization of goodwill                                   26,948            4,570          26,948            4,570
     Residual value of property, plant and
        equipment disposed of                                     740            2,102           2,156            2,094

Decrease (increase) in assets
     Debt securities                                          (31,889)         172,386         (21,054)         172,495
     Accounts receivable                                     (319,520)         102,635         (78,572)        (189,264)
     Inventories                                              (30,488)         (43,792)        (57,897)         (73,269)
     Taxes recoverable                                        140,128         (103,483)        127,836         (104,604)
     Others                                                    (2,262)           2,325          (8,474)          (4,259)

Increase in liabilities
     Suppliers                                                 22,431           69,517        (103,264)          79,503
     Loans from related parties (includes interests)        1,073,386          360,271
     Interests on loans and financings                        (22,634)         (15,956)        (11,355)         (19,339)
     Social contribution                                       22,264          (65,109)         59,052          (65,291)
     Provisions for litigation and contingency               (152,709)          (1,730)       (130,649)          (1,731)
     Others                                                    64,852            4,597          46,220            5,512
                                                       --------------- ----------------  --------------  ---------------

Cash provided by operating activities                       1,966,991        1,287,393       1,138,667          927,157
                                                       --------------- ----------------  --------------  ---------------

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

                                                                         Parent Company                   Consolidated
                                                           -----------------------------  -----------------------------

                                                                   2003            2002           2003            2002
                                                           -------------  --------------  -------------  --------------
Investing activities

  Debt securities                                                83,470        (109,347)        72,635        (109,456)
  Additions to permanent assets
     Investments in subsidiaries                             (1,970,744)        (44,736)    (1,658,027)
     Fixed assets                                              (350,076)       (706,421)      (615,593)       (737,734)
     Deferred charges                                                                          (12,310)         (5,766)
     Reduction of capital                                       470,250
     Effect on cash originating the subsidiary
        Acquisicao                                                                              12,157
     Proceeds received from sale of permanent assets              2,080           3,026          2,359           3,035
                                                           -------------  --------------  -------------  --------------

Cash provided by (used in) investing activities
                                                             (1,765,020)       (857,478)    (2,198,779)       (849,921)
                                                           -------------  --------------  -------------  --------------

     Loans and financings
        Additions                                             2,398,074       1,682,325      5,082,660       2,801,069
        Repayments                                           (2,295,716)     (1,911,811)    (3,519,830)     (2,757,454)
     Treasury stock acquired                                         (8)         (7,943)            (8)         (7,943)
     Cash dividends                                            (314,545)       (179,730)      (314,545)       (179,730)
                                                           -------------  --------------  -------------  --------------

Cash provided by (used in) financing activities
                                                               (212,195)       (417,159)     1,248,277        (144,058)
                                                           -------------  --------------  -------------  --------------

Effect of changes in exchange rates on cash and cash
equilavent                                                                                     (42,015)        108,813
                                                           -------------  --------------  -------------  --------------

Increase in cash and cash equivalents
                                                                (10,224)         12,756        146,150          41,991
                                                           -------------  --------------  -------------  --------------

Cash and cash equivalents, beginning of year
                                                                 14,033           1,277        102,337          60,346
                                                           -------------  --------------  -------------  --------------

Cash and cash equivalents, end of year
                                                                  3,809          14,033        248,487         102,337
                                                           =============  ==============  =============  ==============

     Aracruz Celulose S.A. and
     Aracruz Celulose S.A. and subsidiaries

     Notes to the Consolidated Financial Statements
     at December 31, 2003 and 2002
     In thousands of Reais
     ---------------------------------------------------------------------------

2    Statement of value added

                                                                        Parent Company                  Consolidated
                                                         ------------------------------  ----------------------------

                                                                  2003            2002          2003            2002
                                                         --------------   -------------  ------------   -------------
Income                                                       2,726,501       1,688,764     3,149,204       2,088,963

Consumables acquired from third parties                     (1,097,355)       (835,089)   (1,446,348)       (940,120)
                                                         --------------   -------------  ------------   -------------
Gross value added                                            1,629,146         853,675     1,702,856       1,148,843
Retentions
   Depreciation, amortization and depletion                   (289,181)       (247,755)     (336,414)       (267,587)
                                                         --------------   -------------  ------------   -------------
Net value added generated
   by the Company                                            1,339,965         605,920     1,366,442         881,256
                                                         --------------   -------------  ------------   -------------
Received in transfers
   Financial income - including monetary
     and exchange variations                                    87,723         338,841        21,683         410,048
   Equity in results of subsidiary companies                  (100,458)        596,584
                                                         --------------   -------------  ------------   -------------
                                                               (12,735)        935,425        21,683         410,048

Available value for distribution                             1,327,230       1,541,345     1,388,125       1,291,304
                                                         ==============   =============  ============   =============
Distribution of value added

Government and community
   Taxes and contributions                                     555,669         126,204       595,177          93,421
   Support, sponsorship and donations                            9,286          12,397         9,326          12,425
                                                         --------------   -------------  ------------   -------------
                                                               564,955         138,601       604,503         105,846

Employees                                                      128,815         117,598       146,039         131,324

Interest on third parties' capital
   Financial expenses                                         (244,973)      1,241,383      (232,652)      1,058,777
   Capitalized interest                                                        (16,753)                      (16,753)
                                                         --------------   -------------  ------------   -------------
                                                              (244,973)      1,224,630      (232,652)      1,042,024
Remuneration of the same capital                               360,000         247,331       360,000         247,331

Income withheld                                                518,433        (186,815)      510,235        (235,221)
                                                         --------------   -------------  ------------   -------------
Total distributed and withheld                               1,327,230       1,541,345     1,388,125       1,291,304
                                                         ==============   =============  ============   =============

                                      * * *